Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Ratification of Credit Rating

Hadera, Israel, November 6, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that Standard and Poor’s Maalot (S&P Maalot)- an Israeli securities rating company, ratified the Company's credit rating as ilA +/Stable, with no change from Company's current rating, pursuant to the Company's press release dated November 2, 2011, regarding resolution from the lower court in Turkey regarding several appeals submitted by KCTR against a tax demand.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il